

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402





05046144

February 28, 2005

Kathleen E. Shannon
Senior Vice President, Secretary
and Deputy General Counsel
American International Group, Inc.
70 Pine Street
New York, NY 10270

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/28/2005

Re: American International Group, Inc.
Incoming letter dated January 13, 2005

Dear Ms. Shannon:

This is in response to your letters dated January 13, 2005 and February 17, 2005 concerning the shareholder proposal submitted to AIG by William Steiner. We also have received letters on the proponent's behalf dated January 28, 2005 and February 25, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.


RECD S.E.C.
MAR - 4 2005

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PROCESSED
MAR 0 8 2005
THOMSON
FINANCIAL

AMERICAN INTERNATIONAL GROUP, INC.
70 PINE STREET
NEW YORK, NY 10270

KATHLEEN E. SHANNON
SENIOR VICE PRESIDENT, SECRETARY
AND DEPUTY GENERAL COUNSEL

TEL: 212-770-5123
FAX: 212-785-1584
KATHLEEN.SHANNON@AIG.COM

January 13, 2005

Securities and Exchange Commission,
Division of Corporation Finance,
Office of Chief Counsel,
450 Fifth Street, N.W.,
Washington, D.C. 20549

Re: American International Group, Inc. – Omission of Shareholder Proposal Pursuant to Rule 14a-8

Ladies and Gentleman:

This letter is submitted by American International Group, Inc. (the "Company") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to a proposal, dated September 28, 2004 (the "Proposal"), submitted for inclusion in the Company's proxy materials (the "Proxy Materials") for its 2005 annual meeting of shareholders by Mr. William B. Steiner (the "Proponent"), with Mr. John Chevedden as his proxy. The Proposal and the accompanying supporting statement (the "Supporting Statement") are attached to this letter as Annex A. Unless otherwise indicated, all references to "Rules" refer to Rules promulgated under the Exchange Act.

The Company believes that the Proposal and Supporting Statement should be omitted from the Proxy Materials for the following reasons:

1. the Proponent has failed to submit a shareholder proposal in accordance with Rule 14a-8(b)(2) and Rule 14a-8(e); and

2. the Proposal and Supporting Statement are contrary to the Commission's proxy rules.

In accordance with Rule 14a-8(j), the Company hereby gives notice of the Company's intention to omit the Proposal and Supporting Statement from the Proxy Materials and hereby respectfully requests that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission') indicate that it will not recommend enforcement action to the Commission if the Company omits the Proposal and Supporting Statement from the Proxy Materials.

This letter constitutes the Company's statement of the reasons why it deems this omission to be proper. Enclosed are five additional copies of this letter, including the annexed Proposal and Supporting Statement.

The Proposal

The Proposal states:

RESOLVED, shareholders recommend that our Corporation's by-laws be amended by adding the following new Section:

"Section A.I. Executive Compensation. From the date of adoption of this section no officer of the Corporation shall receive annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration, without approval by a vote of the majority of the stockholders within one year preceding the payment of such compensation. The only exception would be interference with un-removable contractual obligations prior to this proposal.

For purposes of the limit on executive compensation established by this Section, the Corporation may exclude compensation that qualifies either as "performance-based compensation" or as an "incentive stock option" within the meaning of the Internal Revenue Code only if:

(a) in the case of performance-based compensation, the Corporation shall first have disclosed to stockholders the specific performance goals and standards adopted for any performance-based compensation plan, including any schedule of earned values under any long-term or annual incentive plan; and

(b) in the case of incentive stock options, the Corporation shall record as an expense on its financial statements the fair value of any stock options granted."

Grounds for Omission

1. The Proponent has failed to submit a shareholder proposal in accordance with Rule 14a-8(b)(2) and Rule 14a-8(e).

The Proponent is not listed as a registered shareholder in the records of the Company. Accordingly, in order to be eligible to submit the Proposal pursuant to Rule 14a-8(b)(2), the Proponent was required to submit a written statement from the "record" holder of the Proponent's shares verifying that, at the time of submission of the Proposal and Supporting Statement, the Proponent had continuously held, for a period of one year, $2,000 in market value or 1% of the Company's common stock. Additionally, Rule 14a-8(b)(2) required that the Proponent include a written statement of the Proponent's intention to continue to hold the requisite securities of the Company through the date of the relevant meeting of the shareholders of the Company. Rule 14a-8(b)(2) is explicit that these requirements are to be met by a shareholder "*at the time [such shareholder] submits [such shareholder's] proposal.*" (emphasis added)

The Proponent did not comply with these requirements of Rule 14a-8(b)(2), either as part of the transmittal letter (as required by Rule 14a-8(b)(2)) or otherwise thereafter. Indeed, the Proponent, in his transmittal letter, acknowledged that the Proposal did not comply with Rule 14a-8(b)(2) by stating that "[v]erification of [his] stock ownership will be forwarded." The Company notes that no such verification has ever been received from the Proponent.

The Proponent thus acknowledged in his transmittal letter that the Proposal was incomplete and did not comply with Rule 14a-8(b)(2). Indeed, the Proponent undertook in his transmittal letter to complete his Proposal at a later date by forwarding the requisite verification of his ownership interest in the Company.

As the Proponent never completed the Proposal as he indicated he would in his transmittal letter, the Company respectfully submits that it was under no obligation under Rule 14a-8(f) to notify the Proponent of his failure to meet the eligibility requirements discussed above. The Proponent indicated that he was aware of the defects and undertook to rectify them and effectively to submit a revised Proposal which complied with Rule 14a-8(b)(2) at a later date. As discussed in Staff Legal Bulletin No. 14 (July 13, 2001), there are circumstances in which a company does not have to provide a shareholder with notice of defect(s). One such example is where a shareholder "indicated he or she had owned the securities entitled to be voted on the proposal for a period of less than one year before submitting the proposal." This example illustrates an incurable deficiency because no amount of additional or supplemental information could resolve the underlying failure to own the requisite amount of securities for eligibility purposes. Similarly, the Company believes that it was not required to provide the Proponent with notice of an eligibility deficiency because the Proponent admitted his failure, ex ante, to comply with Rule 14a-8(b)(2) by his own words. The Company therefore believes that the Proponent's eligibility is void *ab initio* and that the Company was only required to respond to a revised Proposal submitted in a timely fashion and which was, at the very least, intended to comply with Rule 14a-8(b)(2).

As the Proponent knowingly submitted the Proposal without complying with Rule 14a-8(b)(2), the Company respectfully submits that a Proposal should not be deemed to have been received by the Company. The notice provisions of Rule 14a-8(f) are designed to afford a cure period to shareholders who have inadvertently violated the procedural requirements for shareholder proposals. However, the Company submits that they should not be used by shareholders to avoid the rules and regulations promulgated by the Commission; they should not permit a shareholder to submit a proposal which, by such shareholder's own written admission, does not comply with the rules.

As the deadline of December 6, 2004 for submitting shareholder proposals has now expired, the Company submits that the Proponent's opportunity to deliver a true Proposal, which the Proponent has attempted to prepare in compliance with the rules, has also expired.

For the foregoing reasons, the Company believes that it may omit the Proposal from the Proxy Materials under Rule 14a-8(b)(2).

2. Proposal is Contrary to the Commission's Proxy Rules (Rule 14a-8(i)(3))

A. The Proposal is False and Misleading

Rule 14a-8(i)(3) permits an issuer to omit a shareholder proposal from its proxy materials if the proposal is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy solicitation materials. Rule 14a-9 prohibits solicitations which are false or misleading with respect to any material fact, or which omit to state material facts necessary in order to make the statement not false or misleading. This position was most recently affirmed in Staff Legal Bulletin 14B (September 15, 2004).

The Staff has indicated that, "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, we may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading." Staff Legal Bulletin No. 14 (July 13, 2001).

The Proposal violates the proxy rules, including Rule 14a-9, because the Proposal and Supporting Statement are materially false and misleading, in part, and set forth numerous other statements and assertions that lack factual support and citation. The Company believes that the Proposal and Supporting Statement are clearly false and misleading as further described below.

The stated aim of the Proposal, as set forth in the Supporting Statement, is to "require that our company not pay any executive compensation in excess of the amount the Internal Revenue Code permits to be deducted as an expense for federal income tax purposes, without first securing shareholder approval." In a similar vein, the Proposal itself requires shareholder approval in respect of compensation "in excess of the limits established by the Internal Revenue Code … ." Thus, a shareholder would reasonably infer after reading the Proposal and the Supporting Statement that the intent of the By-law amendment is to ensure that, absent shareholder approval, no compensation should be paid to executives of the Company unless the Company receives a corresponding tax deduction (or benefit) for federal income tax purposes.

Stated another way, the clear implication throughout the Proponent's submission is that the Proposal is meant to bring the Company into compliance with the Internal Revenue Code of 1986, as amended (the "IRC" or the "Code") with respect to the deductibility of employee compensation. However, the standards proposed by the Proponent deviate from the IRC in several material instances and, indeed, in several important cases, the requirements of the Proposal itself are completely unrelated to the issue of whether compensation may be deducted under the IRC. For example:

1. The Proposal states that the limits on executive compensation established by the Proposal will not apply to "compensation that qualifies as....an 'incentive stock option' within the meaning of the Internal Revenue Code [but] *only if such compensation is recorded as an expense on the Company's financial statements*." (emphasis added) Despite the implications to the contrary, the IRC does not address the issue of whether incentive stock options should be recorded as an expense on the financial statements of a corporation and, even if so recorded as an expense, the IRC does not permit a corporation to deduct such expense (or any other amount in respect of incentive stock options) for federal income tax purposes. Thus, the connection between the issue of deductibility of compensation and the issue of whether to record stock options as a Company expense is spurious at best. The Proponent has effectively linked two separate and completely unrelated Proposals into one, a course of action which is not only misleading but amounts to the submission of two proposals by one shareholder (prohibited by Rule 14a-8(b)(3)).

2. Section 162(m) of the IRC, the provision of the Code which seems to underlie the proposal, disallows certain deductions for compensation to certain officers (the CEO and the other four highest paid officers). The basic limit on deductions in Section 162(m) is $1 million per year, but with certain significant exceptions for deductions with respect to "performance-based compensation" that has received shareholder approval. The Company notes, for instance, that it has received such shareholder approval with respect to its Chief Executive Officer Annual Compensation Plan. The Code and regulations thereunder include detailed requirements for shareholder approval in these circumstances but, unlike the Proposal, do not require that such shareholder approval be obtained "one year preceding payment of the compensation." Thus, the Proposal is materially misleading in that it fails to disclose that the standard for shareholder approval put forward by the Proponent is, in this respect, more onerous than the standard required to ensure that the compensation could be deducted for federal income tax purposes under the Code.

3. The IRC provides that compensation which qualifies as "performance-based compensation" is exempt from the compensation deduction limits set forth in Section 162(m) of the IRC. The IRC provides that for compensation to qualify as "performance based compensation" the shareholders must either be informed of the specific terms of each compensation award or, more typically, the shareholders may be informed of the essential terms of the performance compensation arrangements, with the specific terms left to the discretion of a committee of independent directors. As mentioned, the latter approach (i.e., delegation to an independent committee) is far more typical and practical for public companies. However, the Proposal does not mention this possibility under the IRC and implies yet again that without the approval of "specific performance goals" of the compensation arrangement by the shareholders one year in advance, such compensation would not qualify as "performance based compensation." By implying that the more onerous test is required to ensure that compensation will constitute deductible performance based compensation, the Proposal is again false and misleading.

In light of all of these facts, the Company believes that the Proposal and the Supporting Statement are false and misleading. The attempt to link the Proposal to the requirements of the IRC is misleading and, in many cases, inaccurate and irrelevant.

For the foregoing reasons, the Company believes that it may omit the Proposal from the Proxy Materials under Rule 14a-8(i)(3).

B. The Proposal and Supporting Statement are vague and indefinite

Rule 14a-8(i)(3) states that a shareholder proposal may be omitted if the proposal or its supporting statement is contrary to the proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff has consistently taken the position that shareholder proposals that are vague and indefinite are excludable under Rule 14a-8(i)(3) as inherently misleading because neither the shareholders nor the company's board of directors would be able to determine, with any reasonable amount of certainty, what action or measures would be taken if the proposal were implemented. See, e.g., The Proctor & Gamble Company (October 25, 2002) (permitting omission of a proposal requesting that the board of directors create a specific type of fund as "vague and indefinite" where the company argued that neither the stockholders nor the company would know how to implement the proposal); Philadelphia Electric Co. (July 30, 1992). Indeed, while the Staff, in Staff Legal Bulletin 14B (September 15, 2004), clarified the circumstances in which companies will be permitted to exclude proposals pursuant to 14a-8(i)(3), it expressly reaffirmed that vague and indefinite proposals may be subject to exclusion. According to Staff Legal Bulletin 14B:

> There continue to be certain situations where we believe modification or exclusion may be consistent with our intended application of rule 14a-8(i)(3). In those situations, it may be appropriate for a company to determine to exclude a statement in reliance on rule 14a-8(i)(3) and seek our concurrence with that determination. Specifically, reliance on rule 14a-8(i)(3) to exclude or modify a statement may be appropriate where:
>
> . . .
>
> - the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires – this objection also may be appropriate where the proposal and the supporting statement, when read together, have the same result . . . .

The Staff has determined that one respect in which a proposal may be considered sufficiently vague to warrant its exclusion is where "the standards under the proposal may be subject to differing interpretations." Hershey Foods Corp. (December 27, 1988).

As enumerated below, many of the terms of the Proposal are so vague and indefinite that neither the Company's shareholders nor its management can be certain of how to comply with the Proposal. Among the many terms that are subject to differing interpretations, the following are a few of the questions that cannot be resolved by the plain language of the Proposal:

1. The Proposal refers to the IRC's limits on "annual compensation." This is ambiguous and seems to suggest that the limits will relate to amounts of compensation paid on a cash basis. However, the Company operates on an accrual basis and hence the deductions claimed in respect of compensation in a given year may not correlate directly to the cash paid in such year. The Proposal does not clarify how such ambiguity should be resolved. This could be particularly problematic for multi-year compensation arrangements.

2. The Proposal states that "...no officer of the Corporation shall receive annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration." However, the Supporting Statement refers to an IRC limit pertaining to deductions with respect to compensation for the "five highest paid executives" of the Company *not* to every officer of the Company. Complicating matters even further, the regulation actually applies to the CEO and the four highest paid other executives, not to the five highest paid executives. Thus, it is unclear to whom the Proposal is meant to apply. Are the Proposal's limits on compensation intended to apply to (i) every officer of the Company, (ii) the five highest paid executives of the Company or (iii) the CEO and the four highest paid other executives of the Company? The Proposal does not provide any guidance on how this determination is to be made.

3. The Proposal contains a "saving clause" that exempts "un-removable contractual obligations" from compliance with the Proposal. This provision is equally vague and ambiguous. The term "un-removable" is not a juridical or business term and does not have a well-defined or interpreted meaning that can provide guidance to the Company or to the shareholders. For instance, is a contractual obligation "removable" if the Company is capable of breaching its obligations or if the other party to the contract is in material breach?

4. The Proposal requires shareholder approval for compensation "in excess of the limits" established by the IRC. As discussed above, while Section 162(m) of the IRC (the provision on which the Proposal seems to be based) does contain a general limit of $1 million, the Proposal is not always consistent with Section 162(m) and nor does it reference Section 162(m) directly. Thus, the Proposal could also be read to relate to other deduction limits imposed by the IRC. For instance, in addition to Section 162(m), compensation must meet the general test of Section 162(a) of the IRC for deduction of all business expenses, which is that such expenses must be "ordinary and necessary." There are many cases in which the IRS has challenged compensation as being "unreasonable" and thus not deductible under section 162. The resolution of this issue involves an analysis of all relevant facts and circumstances rather than objective, easily verifiable tests, and thus would be a difficult standard for the board to apply if the issue is whether

an award could be ultra vires (i.e., as a provision of the Company's By-laws, an award that did not comply with these vague standards could be voidable and literally not within the authority of the Board or the Company to have granted in the first instance) rather than subject to a potential tax challenge. Thus, the Proposal is both vague and ambiguous, and, if read in its most expansive form, could require the Company to assess in advance compliance with imprecise standards such as "ordinary and necessary" and "unreasonable" with the risk that any compensation award found in retrospect not to have conformed to these standards would be ultra vires.

In light of these questions and other ambiguities, and because some of the proposed standards are clearly subject to differing interpretations, the Company believes that the Proposal is inherently vague and neither the shareholders nor the Company's Board will be able to determine, with any reasonable amount of certainty how to implement the proposal. In particular, the Proposal's relationship with the relevant regulations under the IRC is ambiguous and poorly-defined. Compliance with pertinent regulations under the IRC appears to be the motivating factor behind the Proposal and yet the unexplained deviations from such regulations and the failure to state or explain such regulations result in significant ambiguities and inconsistencies.

For the foregoing reasons, the Company believes that it may omit the Proposal from the Proxy Materials under Rule 14a-8(i)(3).

Conclusion

In accordance with Rule 14a-8(j), the Company is contemporaneously notifying the Proponent, by copy of this letter including Annex A of its intention to omit the Proposal and Supporting Statement from its Proxy Materials.

The Company anticipates that it will mail its definitive Proxy Materials to shareholders on or about April 5, 2004.

The Company hereby respectfully requests that the Staff indicate that it will not recommend enforcement action to the Commission if the Proposal and Supporting Statement are excluded from the Company's Proxy Materials for the reasons set forth above. If you have any questions regarding this request, or need any additional information, please telephone the undersigned at (212) 770-5123 or, in my absence, Eric N. Litzky at (212) 770-6918.

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed copy of the letter and returning it in the enclosed self-addressed envelope.

Very truly yours,



Kathleen E. Shannon

(Enclosures)

cc: Mr. John Chevedden

Annex A

Please see attached.

William Steiner
112 Abbottsford Gate
Piermont, NY 10968

Mr. Maurice R. Greenberg
American International Group, Inc.
70 Pine St
New York NY 10270

Dear Mr. Greenberg,

This Rule 14a-8 proposal is respectfully submitted for the next annual shareholder meeting. This proposal is submitted in support of the long-term performance of our company. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
PH: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,



9/28/04

William Steiner — Date

cc: Kathleen E. Shannon, Corporate Secretary
PH: 212 770-7000
FX: 212 943-1125

3 – Subject Non-Deductible Executive Compensation to Shareholder Vote

RESOLVED, shareholders recommend that our Corporation's by-laws be amended by adding the following new Section:

"Section A.1. Executive Compensation. From the date of adoption of this section no officer of the Corporation shall receive annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration, without approval by a vote of the majority of the stockholders within one year preceding the payment of such compensation. The only exception would be interference with un-removable contractual obligations prior to this proposal.

For purposes of the limit on executive compensation established by this Section, the Corporation may exclude compensation that qualifies either as "performance-based compensation" or as an "incentive stock option" within the meaning of the Internal Revenue Code only if:

(a) in the case of performance-based compensation, the Corporation shall first have disclosed to stockholders the specific performance goals and standards adopted for any performance-based compensation plan, including any schedule of earned values under any long-term or annual incentive plan; and

(b) in the case of incentive stock options, the Corporation shall record as an expense on its financial statements the fair value of any stock options granted."

This proposal was submitted by William Steiner, 112 Abbottsford Gate, Piermont, NY 10968.

This proposal would require that our company not pay any executive compensation in excess of the amount the Internal Revenue Code permits to be deducted as an expense for federal income tax purposes, without first securing shareholder approval.

Currently, the Code provides that publicly held corporations generally may not deduct more than $1 million in annual compensation for any of the company's five highest-paid executives. The Code provides an exception for certain kinds of "performance-based compensation."

Under this proposal our company would be able to pay "performance-based compensation" in excess of the deductibility limit, so long as the company has disclosed to shareholders the performance goals and standards the Board has adopted under these plans. This proposal also provides an exception for incentive stock options, if the Board has recorded the expense of such options in its financial statements.

A proposal similar to this was submitted by Amanda Kahn-Kirby to MONY Group and received a 38% yes-vote as a more challenging binding proposal at the MONY 2003 annual meeting. The 38% yes-vote was more impressive because:

1) This was the first time this proposal was ever voted.
2) The proponent did not even solicit shareholder votes.

I think it is reasonable to require our company to fully disclose to shareholders both the costs and the terms of its executive compensation plans, if the Board wishes to pay executives more than the amounts that are generally deductible under federal income taxes.

Subject Non-Deductible Executive Compensation to Shareholder Vote
Yes on 3

Notes:
This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004.

The name and address of the proponent are part of the argument in favor of the proposal. A published name and address confirms that the proposal is submitted by a proponent who has the conviction to be named in the proxy – just as management is named in the proxy.

The above format is the format submitted and intended for publication.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

Please note that the title of the proposal is part of the argument in favor of the proposal.

In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

Verification of stock ownership will be forwarded.

AMERICAN INTERNATIONAL GROUP, INC.
70 PINE STREET
NEW YORK, NY 10270

KATHLEEN E. SHANNON
SENIOR VICE PRESIDENT, SECRETARY
AND DEPUTY GENERAL COUNSEL

TEL: 212-770-5123
FAX: 212-785-1584
KATHLEEN.SHANNON@AIG.COM

February 17, 2005

Securities and Exchange Commission,
Division of Corporation Finance,
Office of Chief Counsel,
450 Fifth Street, N.W.,
Washington, D.C. 20549

Re: American International Group, Inc. – Supplemental Letter Regarding Omission of the Steiner Proposal Pursuant to Rule 14a-8

Ladies and Gentleman:

This letter supplements correspondence dated January 13, 2005 (attached hereto as Annex A), in which I informed the staff of the Division of Corporation Finance (the "Staff") that American International Group, Inc. (the "Company") believes it may omit from its proxy materials (the "Proxy Materials"), for its 2005 annual meeting of shareholders, a shareholder proposal and a statement in support thereof (the "Proposal") received from Mr. William B. Steiner, with Mr. John Chevedden as his proxy (the "Proponent").

I write to supplementally inform the Staff of the Company's belief that the Proposal is additionally excludable under Rule 14a-8(i)(2) because, if implemented, the Proposal would cause the Company to violate state law. The enclosed opinion of Richards, Layton & Finger, P.A. (attached hereto as Annex B), the Company's special Delaware counsel, concurs in this conclusion as well as the conclusion that the Proposal is beyond the Company's power to implement, which contravenes Rule 14a-8(i)(6).

Rule 14a-8(i)(2) allows a company to exclude a proposal if implementation of the proposal would cause the company to violate any state, federal or foreign law to which the company is subject. The Company is incorporated under the laws of the State of Delaware. As discussed in the January 13, 2005 letter, the Proposal would require the Company to obtain approval of the "*majority of the stockholders* within one year preceding the payment of such compensation" in order for any Company officer to "receive annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration" (*emphasis added*). The requirement that approval be obtained from a vote of the "majority of the stockholders" is also known as per capita voting.

As explained in the opinion provided by Richards, Layton & Finger, P.A., alteration of the "one share, one vote" standard set forth in Section 212(a) of the Delaware General Corporation Law (the "DGCL") is valid and enforceable only if set forth in a Delaware company's certificate of incorporation. The Company's Certificate of Incorporation does not authorize per capita voting. Accordingly, as set forth in the attached legal opinion, the Proposal mandates a voting standard that, if implemented, would cause the Company to violate Delaware law.

We also note that, although the Proposal "recommends" that the Company adopt the proposed By-law amendment, even a precatory proposal is excludable if the action called for by the proposal would violate state, federal or foreign law. See, e.g., Gencorp Inc. (avail. Dec. 20, 2004) (concurring that a proposal requesting amendment of the company's governing instruments to require implementation of all shareowner proposals receiving a majority vote is excludable under Rule 14a-8(i)(2)). See also Badger Paper Mills, Inc. (avail. Mar. 15, 2000); Pennzoil Corporation (avail. Mar. 22, 1993).

In sum, the Proposal is excludable under Rule 14a-8(i)(2) because implementation of the Proposal would cause the Company to violate Delaware law. See e.g., Pfizer, Inc. (January 14, 2005); Baxter International Inc. (January 13, 2005). Moreover, the attached legal opinion concurs that the Company does not have the power and authority to implement the Proposal, which supports our conclusion that the Proposal is also excludable under Rule 14a-8(i)(6).

For the foregoing reasons, the Company believes that it may omit the Proposal from its Proxy Materials under Rule 14a-8(i)(2) and Rule 14a-8(i)(6). The Company, therefore, respectfully requests that the Staff indicate that it will not recommend enforcement action to the Commission if the Proposal is excluded from the Company's Proxy Materials.

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this supplemental letter and its attachments. Also, in accordance with Rule 14a-8(j), a copy of this supplemental letter and its attachments is being mailed contemporaneously to the Proponent. If you have any questions regarding this request, or need any additional information, please telephone the undersigned at (212) 770-5123 or, in my absence, Eric N. Litzky at (212) 770-6918.

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed copy of the letter and returning it in the enclosed self-addressed envelope.

Very truly yours,



Kathleen E. Shannon

(Enclosures)
cc: Mr. John Chevedden

Annex A

Please see attached

AMERICAN INTERNATIONAL GROUP, INC.
70 PINE STREET
NEW YORK, NY 10270

KATHLEEN E. SHANNON
SENIOR VICE PRESIDENT, SECRETARY
AND DEPUTY GENERAL COUNSEL

TEL: 212-770-5123
FAX: 212-785-1584
KATHLEEN.SHANNON@AIG.COM

January 13, 2005

Securities and Exchange Commission,
Division of Corporation Finance,
Office of Chief Counsel,
450 Fifth Street, N.W.,
Washington, D.C. 20549



Re: American International Group, Inc. – Omission of Shareholder Proposal Pursuant to Rule 14a-8

Ladies and Gentleman:

This letter is submitted by American International Group, Inc. (the "Company") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to a proposal, dated September 28, 2004 (the "Proposal"), submitted for inclusion in the Company's proxy materials (the "Proxy Materials") for its 2005 annual meeting of shareholders by Mr. William B. Steiner (the "Proponent"), with Mr. John Chevedden as his proxy. The Proposal and the accompanying supporting statement (the "Supporting Statement") are attached to this letter as Annex A. Unless otherwise indicated, all references to "Rules" refer to Rules promulgated under the Exchange Act.

The Company believes that the Proposal and Supporting Statement should be omitted from the Proxy Materials for the following reasons:

1. the Proponent has failed to submit a shareholder proposal in accordance with Rule 14a-8(b)(2) and Rule 14a-8(e); and

2. the Proposal and Supporting Statement are contrary to the Commission's proxy rules.

In accordance with Rule 14a-8(j), the Company hereby gives notice of the Company's intention to omit the Proposal and Supporting Statement from the Proxy Materials and hereby respectfully requests that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission') indicate that it will not recommend enforcement action to the Commission if the Company omits the Proposal and Supporting Statement from the Proxy Materials.

This letter constitutes the Company's statement of the reasons why it deems this omission to be proper. Enclosed are five additional copies of this letter, including the annexed Proposal and Supporting Statement.

The Proposal

The Proposal states:

RESOLVED, shareholders recommend that our Corporation's by-laws be amended by adding the following new Section:

"Section A.I. Executive Compensation. From the date of adoption of this section no officer of the Corporation shall receive annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration, without approval by a vote of the majority of the stockholders within one year preceding the payment of such compensation. The only exception would be interference with un-removable contractual obligations prior to this proposal.

For purposes of the limit on executive compensation established by this Section, the Corporation may exclude compensation that qualifies either as "performance-based compensation" or as an "incentive stock option" within the meaning of the Internal Revenue Code only if:

(a) in the case of performance-based compensation, the Corporation shall first have disclosed to stockholders the specific performance goals and standards adopted for any performance-based compensation plan, including any schedule of earned values under any long-term or annual incentive plan; and

(b) in the case of incentive stock options, the Corporation shall record as an expense on its financial statements the fair value of any stock options granted."

Grounds for Omission

1. The Proponent has failed to submit a shareholder proposal in accordance with Rule 14a-8(b)(2) and Rule 14a-8(e).

The Proponent is not listed as a registered shareholder in the records of the Company. Accordingly, in order to be eligible to submit the Proposal pursuant to Rule 14a-8(b)(2), the Proponent was required to submit a written statement from the "record" holder of the Proponent's shares verifying that, at the time of submission of the Proposal and Supporting Statement, the Proponent had continuously held, for a period of one year, $2,000 in market value or 1% of the Company's common stock. Additionally, Rule 14a-8(b)(2) required that the Proponent include a written statement of the Proponent's intention to continue to hold the requisite securities of the Company through the date of the relevant meeting of the shareholders of the Company. Rule 14a-8(b)(2) is explicit that these requirements are to be met by a shareholder "*at the time [such shareholder] submits [such shareholder's] proposal.*" (emphasis added)

The Proponent did not comply with these requirements of Rule 14a-8(b)(2), either as part of the transmittal letter (as required by Rule 14a-8(b)(2)) or otherwise thereafter. Indeed, the Proponent, in his transmittal letter, acknowledged that the Proposal did not comply with Rule 14a-8(b)(2) by stating that "[v]erification of [his] stock ownership will be forwarded." The Company notes that no such verification has ever been received from the Proponent.

The Proponent thus acknowledged in his transmittal letter that the Proposal was incomplete and did not comply with Rule 14a-8(b)(2). Indeed, the Proponent undertook in his transmittal letter to complete his Proposal at a later date by forwarding the requisite verification of his ownership interest in the Company.

As the Proponent never completed the Proposal as he indicated he would in his transmittal letter, the Company respectfully submits that it was under no obligation under Rule 14a-8(f) to notify the Proponent of his failure to meet the eligibility requirements discussed above. The Proponent indicated that he was aware of the defects and undertook to rectify them and effectively to submit a revised Proposal which complied with Rule 14a-8(b)(2) at a later date. As discussed in Staff Legal Bulletin No. 14 (July 13, 2001), there are circumstances in which a company does not have to provide a shareholder with notice of defect(s). One such example is where a shareholder "indicated he or she had owned the securities entitled to be voted on the proposal for a period of less than one year before submitting the proposal." This example illustrates an incurable deficiency because no amount of additional or supplemental information could resolve the underlying failure to own the requisite amount of securities for eligibility purposes. Similarly, the Company believes that it was not required to provide the Proponent with notice of an eligibility deficiency because the Proponent admitted his failure, ex ante, to comply with Rule 14a-8(b)(2) by his own words. The Company therefore believes that the Proponent's eligibility is void *ab initio* and that the Company was only required to respond to a revised Proposal submitted in a timely fashion and which was, at the very least, intended to comply with Rule 14a-8(b)(2).

As the Proponent knowingly submitted the Proposal without complying with Rule 14a-8(b)(2), the Company respectfully submits that a Proposal should not be deemed to have been received by the Company. The notice provisions of Rule 14a-8(f) are designed to afford a cure period to shareholders who have inadvertently violated the procedural requirements for shareholder proposals. However, the Company submits that they should not be used by shareholders to avoid the rules and regulations promulgated by the Commission; they should not permit a shareholder to submit a proposal which, by such shareholder's own written admission, does not comply with the rules.

As the deadline of December 6, 2004 for submitting shareholder proposals has now expired, the Company submits that the Proponent's opportunity to deliver a true Proposal, which the Proponent has attempted to prepare in compliance with the rules, has also expired.

For the foregoing reasons, the Company believes that it may omit the Proposal from the Proxy Materials under Rule 14a-8(b)(2).

2. Proposal is Contrary to the Commission's Proxy Rules (Rule 14a-8(i)(3))

A. The Proposal is False and Misleading

Rule 14a-8(i)(3) permits an issuer to omit a shareholder proposal from its proxy materials if the proposal is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy solicitation materials. Rule 14a-9 prohibits solicitations which are false or misleading with respect to any material fact, or which omit to state material facts necessary in order to make the statement not false or misleading. This position was most recently affirmed in Staff Legal Bulletin 14B (September 15, 2004).

The Staff has indicated that, "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, we may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading." Staff Legal Bulletin No. 14 (July 13, 2001).

The Proposal violates the proxy rules, including Rule 14a-9, because the Proposal and Supporting Statement are materially false and misleading, in part, and set forth numerous other statements and assertions that lack factual support and citation. The Company believes that the Proposal and Supporting Statement are clearly false and misleading as further described below.

The stated aim of the Proposal, as set forth in the Supporting Statement, is to "require that our company not pay any executive compensation in excess of the amount the Internal Revenue Code permits to be deducted as an expense for federal income tax purposes, without first securing shareholder approval." In a similar vein, the Proposal itself requires shareholder approval in respect of compensation "in excess of the limits established by the Internal Revenue Code … ." Thus, a shareholder would reasonably infer after reading the Proposal and the Supporting Statement that the intent of the By-law amendment is to ensure that, absent shareholder approval, no compensation should be paid to executives of the Company unless the Company receives a corresponding tax deduction (or benefit) for federal income tax purposes.

Stated another way, the clear implication throughout the Proponent's submission is that the Proposal is meant to bring the Company into compliance with the Internal Revenue Code of 1986, as amended (the "IRC" or the "Code") with respect to the deductibility of employee compensation. However, the standards proposed by the Proponent deviate from the IRC in several material instances and, indeed, in several important cases, the requirements of the Proposal itself are completely unrelated to the issue of whether compensation may be deducted under the IRC. For example:

1. The Proposal states that the limits on executive compensation established by the Proposal will not apply to "compensation that qualifies as....an 'incentive stock option' within the meaning of the Internal Revenue Code [but] *only if such compensation is recorded as an expense on the Company's financial statements*." (emphasis added) Despite the implications to the contrary, the IRC does not address the issue of whether incentive stock options should be recorded as an expense on the financial statements of a corporation and, even if so recorded as an expense, the IRC does not permit a corporation to deduct such expense (or any other amount in respect of incentive stock options) for federal income tax purposes. Thus, the connection between the issue of deductibility of compensation and the issue of whether to record stock options as a Company expense is spurious at best. The Proponent has effectively linked two separate and completely unrelated Proposals into one, a course of action which is not only misleading but amounts to the submission of two proposals by one shareholder (prohibited by Rule 14a-8(b)(3)).

2. Section 162(m) of the IRC, the provision of the Code which seems to underlie the proposal, disallows certain deductions for compensation to certain officers (the CEO and the other four highest paid officers). The basic limit on deductions in Section 162(m) is $1 million per year, but with certain significant exceptions for deductions with respect to "performance-based compensation" that has received shareholder approval. The Company notes, for instance, that it has received such shareholder approval with respect to its Chief Executive Officer Annual Compensation Plan. The Code and regulations thereunder include detailed requirements for shareholder approval in these circumstances but, unlike the Proposal, do not require that such shareholder approval be obtained "one year preceding payment of the compensation." Thus, the Proposal is materially misleading in that it fails to disclose that the standard for shareholder approval put forward by the Proponent is, in this respect, more onerous than the standard required to ensure that the compensation could be deducted for federal income tax purposes under the Code.

3. The IRC provides that compensation which qualifies as "performance-based compensation" is exempt from the compensation deduction limits set forth in Section 162(m) of the IRC. The IRC provides that for compensation to qualify as "performance based compensation" the shareholders must either be informed of the specific terms of each compensation award or, more typically, the shareholders may be informed of the essential terms of the performance compensation arrangements, with the specific terms left to the discretion of a committee of independent directors. As mentioned, the latter approach (i.e., delegation to an independent committee) is far more typical and practical for public companies. However, the Proposal does not mention this possibility under the IRC and implies yet again that without the approval of "specific performance goals" of the compensation arrangement by the shareholders one year in advance, such compensation would not qualify as "performance based compensation." By implying that the more onerous test is required to ensure that compensation will constitute deductible performance based compensation, the Proposal is again false and misleading.

In light of all of these facts, the Company believes that the Proposal and the Supporting Statement are false and misleading. The attempt to link the Proposal to the requirements of the IRC is misleading and, in many cases, inaccurate and irrelevant.

For the foregoing reasons, the Company believes that it may omit the Proposal from the Proxy Materials under Rule 14a-8(i)(3).

B. The Proposal and Supporting Statement are vague and indefinite

Rule 14a-8(i)(3) states that a shareholder proposal may be omitted if the proposal or its supporting statement is contrary to the proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff has consistently taken the position that shareholder proposals that are vague and indefinite are excludable under Rule 14a-8(i)(3) as inherently misleading because neither the shareholders nor the company's board of directors would be able to determine, with any reasonable amount of certainty, what action or measures would be taken if the proposal were implemented. See, e.g., The Proctor & Gamble Company (October 25, 2002) (permitting omission of a proposal requesting that the board of directors create a specific type of fund as "vague and indefinite" where the company argued that neither the stockholders nor the company would know how to implement the proposal); Philadelphia Electric Co. (July 30, 1992). Indeed, while the Staff, in Staff Legal Bulletin 14B (September 15, 2004), clarified the circumstances in which companies will be permitted to exclude proposals pursuant to 14a-8(i)(3), it expressly reaffirmed that vague and indefinite proposals may be subject to exclusion. According to Staff Legal Bulletin 14B:

> There continue to be certain situations where we believe modification or exclusion may be consistent with our intended application of rule 14a-8(i)(3). In those situations, it may be appropriate for a company to determine to exclude a statement in reliance on rule 14a-8(i)(3) and seek our concurrence with that determination. Specifically, reliance on rule 14a-8(i)(3) to exclude or modify a statement may be appropriate where:
>
> . . .
>
> - the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires – this objection also may be appropriate where the proposal and the supporting statement, when read together, have the same result .... .

The Staff has determined that one respect in which a proposal may be considered sufficiently vague to warrant its exclusion is where "the standards under the proposal may be subject to differing interpretations." Hershey Foods Corp. (December 27, 1988).

As enumerated below, many of the terms of the Proposal are so vague and indefinite that neither the Company's shareholders nor its management can be certain of how to comply with the Proposal. Among the many terms that are subject to differing interpretations, the following are a few of the questions that cannot be resolved by the plain language of the Proposal:

1. The Proposal refers to the IRC's limits on "annual compensation." This is ambiguous and seems to suggest that the limits will relate to amounts of compensation paid on a cash basis. However, the Company operates on an accrual basis and hence the deductions claimed in respect of compensation in a given year may not correlate directly to the cash paid in such year. The Proposal does not clarify how such ambiguity should be resolved. This could be particularly problematic for multi-year compensation arrangements.

2. The Proposal states that "...no officer of the Corporation shall receive annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration." However, the Supporting Statement refers to an IRC limit pertaining to deductions with respect to compensation for the "five highest paid executives" of the Company *not* to every officer of the Company. Complicating matters even further, the regulation actually applies to the CEO and the four highest paid other executives, not to the five highest paid executives. Thus, it is unclear to whom the Proposal is meant to apply. Are the Proposal's limits on compensation intended to apply to (i) every officer of the Company, (ii) the five highest paid executives of the Company or (iii) the CEO and the four highest paid other executives of the Company? The Proposal does not provide any guidance on how this determination is to be made.

3. The Proposal contains a "saving clause" that exempts "un-removable contractual obligations" from compliance with the Proposal. This provision is equally vague and ambiguous. The term "un-removable" is not a juridical or business term and does not have a well-defined or interpreted meaning that can provide guidance to the Company or to the shareholders. For instance, is a contractual obligation "removable" if the Company is capable of breaching its obligations or if the other party to the contract is in material breach?

4. The Proposal requires shareholder approval for compensation "in excess of the limits" established by the IRC. As discussed above, while Section 162(m) of the IRC (the provision on which the Proposal seems to be based) does contain a general limit of $1 million, the Proposal is not always consistent with Section 162(m) and nor does it reference Section 162(m) directly. Thus, the Proposal could also be read to relate to other deduction limits imposed by the IRC. For instance, in addition to Section 162(m), compensation must meet the general test of Section 162(a) of the IRC for deduction of all business expenses, which is that such expenses must be "ordinary and necessary." There are many cases in which the IRS has challenged compensation as being "unreasonable" and thus not deductible under section 162. The resolution of this issue involves an analysis of all relevant facts and circumstances rather than objective, easily verifiable tests, and thus would be a difficult standard for the board to apply if the issue is whether

an award could be ultra vires (i.e., as a provision of the Company's By-laws, an award that did not comply with these vague standards could be voidable and literally not within the authority of the Board or the Company to have granted in the first instance) rather than subject to a potential tax challenge. Thus, the Proposal is both vague and ambiguous, and, if read in its most expansive form, could require the Company to assess in advance compliance with imprecise standards such as "ordinary and necessary" and "unreasonable" with the risk that any compensation award found in retrospect not to have conformed to these standards would be ultra vires.

In light of these questions and other ambiguities, and because some of the proposed standards are clearly subject to differing interpretations, the Company believes that the Proposal is inherently vague and neither the shareholders nor the Company's Board will be able to determine, with any reasonable amount of certainty how to implement the proposal. In particular, the Proposal's relationship with the relevant regulations under the IRC is ambiguous and poorly-defined. Compliance with pertinent regulations under the IRC appears to be the motivating factor behind the Proposal and yet the unexplained deviations from such regulations and the failure to state or explain such regulations result in significant ambiguities and inconsistencies.

For the foregoing reasons, the Company believes that it may omit the Proposal from the Proxy Materials under Rule 14a-8(i)(3).

Conclusion

In accordance with Rule 14a-8(j), the Company is contemporaneously notifying the Proponent, by copy of this letter including Annex A of its intention to omit the Proposal and Supporting Statement from its Proxy Materials.

The Company anticipates that it will mail its definitive Proxy Materials to shareholders on or about April 5, 2004.

The Company hereby respectfully requests that the Staff indicate that it will not recommend enforcement action to the Commission if the Proposal and Supporting Statement are excluded from the Company's Proxy Materials for the reasons set forth above. If you have any questions regarding this request, or need any additional information, please telephone the undersigned at (212) 770-5123 or, in my absence, Eric N. Litzky at (212) 770-6918.

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed copy of the letter and returning it in the enclosed self-addressed envelope.

Very truly yours,



Kathleen E. Shannon

(Enclosures)

cc: Mr. John Chevedden

Annex A

Please see attached.

William Steiner
112 Abbottsford Gate
Piermont, NY 10968

Mr. Maurice R. Greenberg
American International Group, Inc.
70 Pine St
New York NY 10270

Dear Mr. Greenberg,

This Rule 14a-8 proposal is respectfully submitted for the next annual shareholder meeting. This proposal is submitted in support of the long-term performance of our company. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
PH: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,



William Steiner

9/28/04
Date

cc: Kathleen E. Shannon, Corporate Secretary
PH: 212 770-7000
FX: 212 943-1125

3 – Subject Non-Deductible Executive Compensation to Shareholder Vote

RESOLVED, shareholders recommend that our Corporation's by-laws be amended by adding the following new Section:
"Section A.1. Executive Compensation. From the date of adoption of this section no officer of the Corporation shall receive annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration, without approval by a vote of the majority of the stockholders within one year preceding the payment of such compensation. The only exception would be interference with un-removable contractual obligations prior to this proposal.

For purposes of the limit on executive compensation established by this Section, the Corporation may exclude compensation that qualifies either as "performance-based compensation" or as an "incentive stock option" within the meaning of the Internal Revenue Code only if:

(a) in the case of performance-based compensation, the Corporation shall first have disclosed to stockholders the specific performance goals and standards adopted for any performance-based compensation plan, including any schedule of earned values under any long-term or annual incentive plan; and

(b) in the case of incentive stock options, the Corporation shall record as an expense on its financial statements the fair value of any stock options granted."

This proposal was submitted by William Steiner, 112 Abbottsford Gate, Piermont, NY 10968.

This proposal would require that our company not pay any executive compensation in excess of the amount the Internal Revenue Code permits to be deducted as an expense for federal income tax purposes, without first securing shareholder approval.

Currently, the Code provides that publicly held corporations generally may not deduct more than $1 million in annual compensation for any of the company's five highest-paid executives. The Code provides an exception for certain kinds of "performance-based compensation."

Under this proposal our company would be able to pay "performance-based compensation" in excess of the deductibility limit, so long as the company has disclosed to shareholders the performance goals and standards the Board has adopted under these plans. This proposal also provides an exception for incentive stock options, if the Board has recorded the expense of such options in its financial statements.

A proposal similar to this was submitted by Amanda Kahn-Kirby to MONY Group and received a 38% yes-vote as a more challenging binding proposal at the MONY 2003 annual meeting. The 38% yes-vote was more impressive because:

1) This was the first time this proposal was ever voted.
2) The proponent did not even solicit shareholder votes.

I think it is reasonable to require our company to fully disclose to shareholders both the costs and the terms of its executive compensation plans, if the Board wishes to pay executives more than the amounts that are generally deductible under federal income taxes.

Subject Non-Deductible Executive Compensation to Shareholder Vote
Yes on 3

Notes:
This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004.

The name and address of the proponent are part of the argument in favor of the proposal. A published name and address confirms that the proposal is submitted by a proponent who has the conviction to be named in the proxy – just as management is named in the proxy.

The above format is the format submitted and intended for publication.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

Please note that the title of the proposal is part of the argument in favor of the proposal.

In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

Verification of stock ownership will be forwarded.

Annex B

Please see attached

RICHARDS, LAYTON & FINGER
A PROFESSIONAL ASSOCIATION
ONE RODNEY SQUARE
P.O. BOX 551
WILMINGTON, DELAWARE 19899
(302) 651-7700
FAX (302) 651-7701
WWW.RLF.COM

February 17, 2005

American International Group, Inc.
70 Pine Street
New York, NY 10270

Re: Stockholder Proposal Submitted by William Steiner

Ladies and Gentlemen:

We have acted as special Delaware counsel to American International Group, Inc., a Delaware corporation (the "Company"), in connection with a proposal (the "Proposal") submitted by William Steiner, with Mr. John Chevedden as Proxy (the "Proponent"), that the Proponent intends to present at the Company's 2005 annual meeting of stockholders (the "Annual Meeting"). In this connection, you have requested our opinion as to a certain matter under the General Corporation Law of the State of Delaware (the "General Corporation Law").

For the purpose of rendering our opinion as expressed herein, we have been furnished with and have reviewed the following documents:

(i) the Restated Certificate of Incorporation of the Company, as filed with the Secretary of State of the State of Delaware (the "Secretary of State") on June 2, 1995; the Certificate of Amendment of Certificate of Incorporation of the Company, as filed in the office of the Secretary of State on June 3, 1998; the Certificate of Merger of the Company, as filed in the office of the Secretary of State on December 30, 1998; and the Certificate of Amendment of Certificate of Incorporation of the Company, as filed in the office of the Secretary of State on June 5, 2000 (collectively, the "Certificate");

(ii) the By-laws of the Company as currently in effect (the "By-laws"); and

(iii) the Proposal, received by the Company on October 6, 2004.

With respect to the foregoing documents, we have assumed: (a) the genuineness of all signatures, and the incumbency, authority, legal right and power and legal capacity under all applicable laws and regulations, of each of the officers and other persons and entities signing or whose signatures appear upon each of said documents as or on behalf of the parties thereto;

(b) the conformity to authentic originals of all documents submitted to us as certified, conformed, photostatic, electronic or other copies; and (c) that the foregoing documents, in the forms submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. For the purpose of rendering our opinion as expressed herein, we have not reviewed any document other than the documents set forth above, and, except as set forth in this opinion, we assume there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein. We have conducted no independent factual investigation of our own, but rather have relied solely upon the foregoing documents, the statements and information set forth therein, and the additional matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

THE PROPOSAL

The Proposal recommends that the By-laws be amended to add the following language:

> Section A.1. Executive Compensation. From the date of adoption of this section no officer of the Corporation shall receive annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration, without approval by a vote of the majority of the stockholders within one year preceding the payment of such compensation. The only exception would be interference with un-removable contractual obligations prior to this proposal.
>
> For purposes of the limit on executive compensation established by this Section, the Corporation may exclude compensation that qualifies either as "performance-based compensation" or as an "incentive stock option" within the meaning of the Internal Revenue Code only if:
>
> (a) in the case of performance-based compensation, the Corporation shall first have disclosed to stockholders the specific performance goals and standards adopted for any performance-based compensation plan, including any schedule of earned values under any long-term or annual incentive plan; and
>
> (b) in the case of incentive stock options, the Corporation shall record as an expense on its financial statements the fair value of any stock options granted.

DISCUSSION

You have asked our opinion as to whether the Company has the power and the authority to adopt the Proposal and, if implemented by the Company, whether the Proposal would violate the General Corporation Law. For the reasons set forth below, in our opinion the Company does not have the power and authority to adopt the Proposal and, if implemented by the Company, the Proposal would violate the General Corporation Law. The fact that the Proposal is precatory in nature does not affect our conclusions as contained herein.

The Proposal requests that the Company amend the By-laws to provide that the officers of the Company may receive annual compensation in excess of prescribed limitations only if a "majority of the stockholders" of the Company approves such compensation within one year preceding the payment of such compensation. Accordingly, the Proposal expressly requires approval by a percentage of holders of stock, rather than approval by the holders of a specified percentage of shares of stock. As such, the "per capita" scheme set forth in the Proposal deviates from the statutory default "one-vote-per-share" rule set forth in Section 212(a) of the General Corporation Law. Section 212(a) provides, in pertinent part:

> Unless otherwise provided in the certificate of incorporation and subject to the provisions of § 213 of this title, each stockholder shall be entitled to 1 vote for each share of capital stock held by such stockholder....

8 Del. C. § 212(a). Thus, Section 212(a) provides that a stockholder of a Delaware corporation is entitled to one vote for each share held by such stockholder unless the corporation's certificate of incorporation provides otherwise. See, e.g., David A. Drexler et al., Delaware Corporation Law & Practice § 25.02, at 25-2 (2004) (hereinafter, "Drexler") ("Pursuant to Section 212(a), each share of stock of a Delaware corporation is entitled to one vote, unless the corporation's certificate of incorporation provides otherwise."); Rodman Ward, Jr. et al., Folk on the Delaware General Corporation Law, § 212.1, at GCL-VII-28.1 (2004-2 Supp.) (hereinafter, "Folk") ("Section 212(a) specifically continues the established Delaware rule of one share-one vote unless the charter otherwise provides...."); see also 1 R. Franklin Balotti & Jesse A. Finkelstein, The Delaware Law of Corporations & Business Organizations § 7.16, at 7-36 (2005) (hereinafter, "Balotti & Finkelstein") ("Each share of stock has one vote unless otherwise provided in the certificate of incorporation.... Any restrictions on voting rights must be contained in the certificate of incorporation.") (emphasis added);[1] cf. 2 Model Business Corporation Act § 7.21, 7-98 (2002 Supp.) ("Every jurisdiction follows the Model Act pattern of providing that, unless otherwise provided in the articles of incorporation, each outstanding share is entitled to one vote on each matter presented for stockholder action[.]"). The Company's Certificate provides: "The holders of the shares of Common Stock will be entitled to one vote per share of such stock on all matters except as herein or by statute otherwise provided." Thus, the Certificate does not provide for per capita voting, and implementation of the Proposal would

[1] Messrs. Balotti & Finkelstein are directors of Richards, Layton & Finger, P.A.

cause the By-laws to conflict with the Certificate.

The Delaware courts have repeatedly held that alteration of the one-vote-per-share rule is valid and enforceable only if set forth in a certificate of incorporation provision. In Standard Scale & Supply Corp. v. Chappel, 141 A. 191 (Del. 1928), the Delaware Supreme Court first addressed whether a corporation could alter the one-vote-per-share rule by something other than a provision in its certificate of incorporation and held that it could not. In Standard, a restrictive stock legend purported to deny voting rights to any stockholder of Standard Scale & Supply Corp. ("Standard") who violated the restrictions on transfer set forth in the legend. The legend required any stockholder of Standard who ceased to be an employee of Standard or who desired to transfer his shares to first offer the shares to Standard at a discount. The legend further provided:

> If any such stock of the company represented by this certificate be transferred or held by any person in any manner, contrary to the aforementioned conditions, then no dividends shall be declared or paid on such stock and such stock shall not be allowed to vote during the period of such default.

Id. at 195 (emphasis added). At the 1927 annual meeting of the stockholders of Standard, votes cast by a person holding Standard shares in violation of the transfer restriction controlled the outcome of the election of directors. The question then was whether the votes cast by such person could be counted in light of the voting restriction underscored above. Citing, inter alia, the predecessor section to Section 212(a) of the General Corporation Law (Section 1931 of the Revised Code of 1915) as the authority for deviation from the one-vote-per-share rule, the Delaware Supreme Court stated that such a provision was valid but only when placed in a corporation's certificate of incorporation. The Court stated, in pertinent part:

> The authority of a Delaware corporation to issue special kinds of stock has been somewhat extended since the incorporation of the present company, but the requirement that there be express authority in the charter of so doing remains the same.... It is certain that the certificate of incorporation does not provide for such restrictions.... It is therefore clear that the voting restriction placed upon the stock held by Mrs. Snodgrass was so placed there by no apparent authority and is therefore an unauthorized restriction and the 54 shares held by Eva May Snodgrass must therefore be held to be entitled to vote.

141 A. at 196. Thus, because the provision purporting to alter the one-vote-per-share rule was not included in Standard's certificate of incorporation, each of Standard's stockholders was entitled to one vote per share of stock held by such stockholder. See also 18A Am. Jur. Corporations § 855 (2d ed. 2004) ("Under a statute allowing the modification of the general rule in the certificate of incorporation, neither a corporation's bylaws nor a subscription agreement can be utilized to deprive record shareholders of the right to vote as provided by the statute.").

In Providence & Worcester Co. v. Baker, 378 A.2d 121 (Del. 1977), the Delaware Supreme Court again addressed the validity of a provision in a corporate document that provided stockholders with more or less than one vote per share under certain circumstances by virtue of a scaled voting provision which provided that

> each stockholder shall be entitled to one vote for every share of the common stock of said company owned by him not exceeding fifty shares, and one vote for every twenty shares more than fifty, owned by him; provided, that no stockholder shall be entitled to vote upon more than one fourth part of the whole number of shares issued and outstanding of the common stock of said company, unless as proxy for other members.

378 A.2d at 122 n.2. The plaintiffs contended that this provision was invalid on the basis that Section 151(a) of the General Corporation Law requires shares to have uniform voting rights. The Court noted that Section 151(a) neither permitted nor prohibited the scaled voting provision at issue. Rather, the Court concluded that the scaled voting restriction was valid under Section 212(a) of the General Corporation Law. The Court stated: "Under § 212(a), voting rights of stockholders may be varied from the 'one share-one vote' standard by the certificate of incorporation ...." Id. at 123 (emphasis added).

The Delaware Court of Chancery upheld a per capita voting provision on similar grounds in Sagusa, Inc. v. Magellan Petroleum Corp., C.A. No. 12977 (Del. Ch. Dec. 1, 1993), aff'd, 650 A.2d 1306 (Del. 1994). In Sagusa, defendant Magellan's certificate of incorporation provided that "[a]ny matter to be voted upon at any meeting of stockholders must be approved, not only by a majority of the shares voted at such meeting ... but also by a majority of the stockholders present in person or by proxy and entitled to vote thereon...." Slip op. at 1. The plaintiffs argued that the per capita voting provision violated the public policy favoring one vote per share established in Section 212(a) of the General Corporation Law. The Court disagreed, finding that

> per capita voting provisions are valid under § 212(a).... The statute provides, in relevant part, "[u]nless otherwise provided in the certificate of incorporation ..., each stockholder shall be entitled to 1 vote for each share of capital stock held by such stockholder."

Slip op. at 5-6. (emphasis added). Thus, the Court upheld the per capita voting provision but only because Magellan's certificate of incorporation contained a provision authorizing a deviation from the one-vote-per-share rule.

The Delaware courts have recently addressed the validity of a certificate of incorporation provision that provided stockholders with something other than one-vote-per-share in Williams v. Geier, C.A. No. 8456 (Del. Ch. May 20, 1987), aff'd, 671 A.2d 1368 (Del. 1996). In Geier, the Delaware Court of Chancery dismissed a claim that a tenured voting provision was invalid as a matter of law. The defendant corporation's amended certificate of incorporation provided that

> common stockholders who owned their shares prior to the recapitalization and those who thereafter acquire stock and hold it for three years continuously are entitled to ten votes per share. Any stockholder not falling within one of those two categories is entitled to only one vote per share.

Slip op. at 1. The plaintiffs argued that the provision was invalid because, inter alia, it was contained in an amendment to the certificate of incorporation instead of the corporation's original certificate of incorporation. The Court disagreed, holding that as long as the voting restriction was contained in the corporation's certificate of incorporation, whether amended or otherwise, it was valid under the General Corporation Law.

The legislative history of Section 212(a) and the commentary with respect thereto confirm that alteration of the one-vote-per-share rule is permissible only when accomplished by a certificate of incorporation provision. Under the General Corporation Law, as originally enacted in 1883, a corporation's bylaws determined a stockholder's voting rights. In particular, Section 18 of the General Corporation Law provided that a corporation's bylaws could determine "what number of shares shall entitle the stockholders to one or more votes." 17 Del. L. Ch. 147, § 18 (1883). The Delaware Constitution of 1897, Art. 9, § 6, changed this rule by providing that "in all elections where directors are managers of stock corporations, each shareholder shall be entitled to one vote for each share of stock he may hold." See David L. Ratner, The Government of Business Corporations: Critical Reflections on the Rule of "One Share, One Vote," 56 Cornell L. Rev. 1 (1970). In 1901 and 1903, the Delaware legislature amended the Constitution to strike out Art. 9, § 6, and simultaneously, Section 17 of the General Corporation Law was enacted to become the progenitor of the present Section 212(a), providing that the one-share-one-vote rule applies "unless otherwise provided in the certificate of incorporation." 22 Del. L. Ch. 166 (1901); Brooks v. State, 79 A. 790, 793 (Del. 1911); cf. Debra T. Landis, Validity of Variations from One Share-One Vote Rule under Modern Corporate Law, 3A A.L.R. 1204 (4th ed. 2004) ("At common law, shareholders of a corporation were each entitled to one vote, regardless of the number of shares owned. Modernly, in the absence of an express statutory or charter provision to the contrary, each shareholder is generally entitled to one vote per share owned.").

In 1967, when the Delaware legislature approved a comprehensive revision of the General Corporation Law, commentators noted of Section 212(a):

> As in the past, each stockholder is entitled to one vote for each share of stock held by him, unless otherwise provided in the certificate of incorporation.

S. Samuel Arsht & Walter K. Stapleton, Analysis of the 1967 General Corporation Law 334 (Prentice-Hall 1967). Section 212(a) then provided in its entirety: "Unless otherwise provided in the certificate of incorporation and subject to the provisions of section 213 of this title, each stockholder shall at every meeting of the stockholders be entitled to one vote for each share of capital stock held by such stockholder." 8 Del. C. § 212(a) (1967). In 1969, a second sentence was added to Section 212(a) to clarify that per capita voting and other forms of multiple or fractional voting, when authorized by the corporation's certificate of incorporation, could be conferred on all matters submitted for stockholder action under the General Corporation Law, not just the election of directors. Commentators noted, in pertinent part:

> Section 212 of the prior statute provided that each stockholder should be entitled to one vote for each share of capital stock held by him on the record date unless the certificate of incorporation provided that he should have a different vote. This clearly authorized charter provisions which granted to a class or series of a class more than one vote per share or a fraction of a vote per share at least with respect to the election of directors. It was unclear, however, whether multiple or fractional voting rights could be validly conferred with respect to such matters as amendment of the certificate of incorporation, sale of assets and dissolution. It seemed clear from the wording of the sections governing mergers that multiple voting or fractional voting could not be recognized in a vote upon a merger. The amendment to this section makes it clear that the certificate of incorporation may effectively provide for such voting on all matters.

S. Samuel Arsht & Walter K. Stapleton, Analysis of the 1969 Amendments to the Delaware Corporation Law 347 (Prentice-Hall 1969) (emphasis added). Similarly, the Official Comment to the 1969 amendment to Section 212(a) confirms that if stockholders are to be provided with more or less than one vote per share, a provision providing for such a vote must be included in the corporation's certificate of incorporation. The Official Comment provides:

> The amendment to Section 212(a) clarifies references in the corporation law to "a majority or other proportion of stock" where the certificate of incorporation provides for more or less than one vote per share.

2 Balotti & Finkelstein, at VII-8 (emphasis added). Indeed, the current second sentence of Section 212(a) confirms that stockholders may have multiple or fractional votes per share only when the certificate of incorporation so provides. The second sentence of Section 212(a) provides:

> If the certificate of incorporation provides for more or less than 1 vote for any share, on any matter, every reference in this chapter to a majority or other proportion of stock, voting stock or shares shall refer to such majority or other proportion of the votes of such stock, voting stock or shares.

8 Del. C. § 212(a) (emphasis added). Thus, the General Corporation Law recognizes that stockholders of a Delaware corporation may have more or less than one vote per share on any matter submitted to a vote of the corporation's stockholders under the General Corporation Law but only "if the certificate of incorporation [so] provides." 8 Del. C. § 212(a).

Because an alteration of the one-vote-per-share rule must be contained in a corporation's certificate of incorporation, the Proposal, if implemented, would violate Delaware law. Moreover, even if the Proposal were changed to request an amendment to the Certificate to implement its per capita voting scheme, the Company could not commit to implement such a Proposal. Any such amendment first must be adopted and declared advisable by the Board of Directors of the Company and then submitted to the stockholders for their approval. 8 Del. C. § 242.

CONCLUSION

Based upon and subject to the foregoing, and subject to the assumptions, limitations, exceptions and qualifications set forth herein, it is our opinion that the Company does not have the power and authority to adopt the Proposal and, if implemented by the Company, the Proposal would violate the General Corporation Law.

The foregoing opinion is limited to the General Corporation Law. We have not considered and express no opinion on any other laws or the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

The foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the Securities and Exchange Commission and the Proponent in connection with the matters addressed herein and we consent to your doing so. Except as stated in this paragraph, this opinion letter may not be furnished or quoted to, nor may the foregoing opinion be relied upon by, any other person or entity for any purpose without our prior written consent.

Very truly yours,

Richards, Layton & Finger, P.A.

DAB/MJG/DH

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278
310-371-7872

6 Copies
7th Copy for Date-Stamp Return

February 25, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

American International Group, Inc. (AIG)
Shareholder Position on Company No-Action Request, Supplement 1
Rule 14a-8 Proposal: Executive Pay Topic
Shareholder: William Steiner

Ladies and Gentlemen:

In a separate no action request another company claims "the majority of the stockholders" text of this same proposal could have 3 meanings. One of these meanings includes "approval by a majority of the shares outstanding ..." which does not seem to be the per capita voting that American International Group is claiming.

If our company still insists on choosing the least workable meaning from 3 meanings for "the majority of stockholders," which it has no need to do, then our company could then concurrently adopt per capita voting under state law.

In Schering-Plough Corporation (January 18, 2005) the Staff appears to have not concurred with a company argument that a company could not do two things concurrently – implement a proposal for a bylaw to destagger the board and concurrently amend its articles of incorporation to be consistent with the bylaw change.

The second opinion is thus believed to be incomplete. It does not argue that it would be impossible to concurrently amend the company's certificate of incorporation for per capita voting.

Furthermore this same proposal did not receive company concurrence in the following 2005 Staff Response Letters:

Bristol-Myers Squibb Company (January 19, 2005)
The Interpublic Group of Companies, Inc. (January 25, 2005)

For these reasons, and the reasons in the January 28, 2005 shareholder position letter, it is respectfully requested that concurrence not be granted to the company and that the MONY precedent should be upheld.

Since the company has had the first word in the no action process it is respectfully requested that the proponent have the opportunity for the last word in the no action process.

Sincerely,



John Chevedden

cc:
William Steiner
Kathleen Shannon

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278
310-371-7872

6 Copies
7th Copy for Date-Stamp Return

January 28, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

American International Group, Inc. (AIG)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Executive Pay Topic
Shareholder: William Steiner

Ladies and Gentlemen:

The company has ignored the rule 14a-8 requirement for a company to ask for stock ownership verification in case there is any question. Rule 14a-8 states, "The company may exclude your proposal, but only after it has notified you of the problem." The Rule 14a-8 text is:
Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. *The company may exclude your proposal, but only after it has notified you of the problem*, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j). (Emphasis added)

Since the company has not followed the notification part of this rule it appears that the company cannot exclude the proposal based on this procedural issue. In other words it does not seen reasonable that if the company does not follow a key procedural rule at the beginning of the rule 14a-8 process, that it can make a successful demand that a shareholder be penalized on a procedural issue.

The company cites no precedent where a company was able to have excluded a rule 14a-8 proposal after a company completely failed to ask for any broker verification whatsoever.

To facilitate proposal acceptance this shareholder proposal was drafted based on the text of the proposal in The MONY Group Inc. (February 18, 2003) which had already been decided by the Office of Chief Counsel. The text of the Staff Reply Letter follows:

[STAFF REPLY LETTER]

February 18, 2003

Response of the Office of Chief Counsel Division of Corporation Finance

Re: The MONY Group Inc.

Incoming letter dated December 26, 2002

The proposal would amend MONY's by-laws to limit any officer from receiving annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee enumeration, without approval by a majority of the stockholders within one year preceding the payment of such compensation.

We are unable to concur in your view that MONY may exclude the proposal under rule 14a-8(b). Accordingly, we do not believe that MONY may omit the proposal from its proxy materials in reliance on rule 14a-8(b).

We are unable to conclude that MONY has met its burden of establishing that the proposal would violate applicable state law. Accordingly, we do not believe that MONY may omit the proposal from its proxy materials in reliance on rules 14a-8(i)(2) and 14a-8(i)(6).

Sincerely,

/s/

Alex Shukhman

Attorney-Advisor

We believe that the MONY precedent should be upheld and that the company no action request not be concurred with.

Additionally there are a number of defects in the company no action request such as:
The company does not claim that shareholders are unfamiliar with the concept of "annual compensation" in spite of the fact that companies have devised a vast number of complex formulas to calculate "annual compensation."

Obfuscation of Pay Issue

The following quote is in regard to the company claim that its position should be favored because of the complex structure of executive compensation.

"One of the great, as-yet-unsolved problems in the country today is executive compensation and how it its determined."
SEC Chairman William Donaldson, 2003

This quote is from "Pay without Performance, the Unfulfilled Promise of Executive Compensation," 2004, by Lucian Bebchuk, Professor of Law and Jesse Fried, Professor of Law. The quote is at the beginning of Chapter 15, Improving Executive Compensation.

The following headline, sub-headline and text is from the January 9, 2005 issue of the Los Angeles Times:
"SEC Chief Bent On Reform
"* William H. Donaldson says he is taking aim at executive pay and fund trading abuses in 2005.
"Despite friction with business lobbyists, it appears that the SEC chairman will continue as Washington's top cop for the investment world, pursuing an aggressive 2005 agenda that will take aim at issues including executive pay and the mechanics of stock trading.
In an interview, Donaldson ..."

Reference:
http://www.latimes.com/business/la-fi-sec9jan09,0,6106173.story?coll=la-home-business

According to "Pay without Performance, the Unfulfilled Promise of Executive Compensation," 2004, by Lucian Bebchuk, Professor of Law and Jesse Fried, Professor of Law, page 21:

"Indeed it its worth noting that although star athletes are highly paid, some more than the average S&P 500 CEO, their compensation arrangements lack the features of executive pay arrangements that managerial influence produces. After the compensation packages of star athletes are negotiated, clubs have little reason to try to camouflage the amount of pay and to channel pay through arrangements designed to make the pay less visible. While athletes are paid generously during the period of their contracts, clubs generally do not provide them with a large amount of compensation in the form of postretirement perks and payments. Clubs also generally do not provide athletes with complex deferred-compensation arrangements that serve to obscure total pay. And when clubs get rid of players, they do not provide athletes with large gratuitous payments in addition to the players' contractually entitled payouts. As we shall see, however, these are all common practices in the area of executive compensation."

Also according to "Pay without Performance, the Unfulfilled Promise of Executive Compensation," page 67:
"That gives you an idea of the nature of the disclosures [in the executive compensation section]: it was legalistic, turgid, and opaque; the numbers were buried somewhere in the fourteen pages. Someone once gave a series of institutional investor analysts a proxy statement and asked them to compute the compensation received by the executive covered in the proxy statement. No two analysts came up with the same number. The numbers that were calculated varied widely."

I believe this proposal is consistent with SLB No. 14A, particularly with the following text:

* We do not agree with the view of companies that they may exclude proposals that concern only senior executive and director compensation in reliance on rule 14a-8(i)(7).5

The Commission has previously taken the position that proposals relating to ordinary business matters "but focusing on sufficiently significant social policy issues . . . generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote."6 The Division has noted many times that the presence of widespread public debate regarding an issue is among the factors to be considered in determining whether proposals concerning that issue "transcend the day-to-day business matters."7

We believe that the public debate regarding shareholder approval of equity compensation plans has become significant in recent months. Consequently, in view of the widespread public debate regarding shareholder approval of equity compensation plans and consistent with our historical analysis of the "ordinary business" exclusion, we are modifying our treatment of proposals relating to this topic.8

I believe this proposal raises public policy issues so significant that it would be appropriate for a shareholder vote. Furthermore the company has not shown that shareholders would not understand the principle of this proposal – to subject high levels of executive pay to shareholder vote.

The company is implicitly arguing that since companies fail to make executive pay as transparent and quantifiable as that of other highly paid employees, such as star athletes, that companies should be able to exploit their obfuscation of pay and use it as a grounds to exclude shareholder proposals on executive pay.

The no action process makes it abundantly clear that companies have access to corporation law experts who claim to be capable of making sense of text that would be obscure to the small shareholders.

For these reasons it is respectfully requested that concurrence not be granted to the company and that the MONY precedent should be upheld.

Since the company has had the first word in the no action process it is respectfully requested that the proponent have the opportunity for the last word in the no action process.

Sincerely,



John Chevedden

cc:
William Steiner
Kathleen Shannon

3 – Subject Non-Deductible Executive Compensation to Shareholder Vote

RESOLVED, shareholders recommend that our Corporation's by-laws be amended by adding the following new Section:
"Section A.1. Executive Compensation. From the date of adoption of this section no officer of the Corporation shall receive annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration, without approval by a vote of the majority of the stockholders within one year preceding the payment of such compensation. The only exception would be interference with un-removable contractual obligations prior to this proposal.

For purposes of the limit on executive compensation established by this Section, the Corporation may exclude compensation that qualifies either as "performance-based compensation" or as an "incentive stock option" within the meaning of the Internal Revenue Code only if:

(a) in the case of performance-based compensation, the Corporation shall first have disclosed to stockholders the specific performance goals and standards adopted for any performance-based compensation plan, including any schedule of earned values under any long-term or annual incentive plan; and

(b) in the case of incentive stock options, the Corporation shall record as an expense on its financial statements the fair value of any stock options granted."

This proposal was submitted by William Steiner, 112 Abbottsford Gate, Piermont, NY 10968.

This proposal would require that our company not pay any executive compensation in excess of the amount the Internal Revenue Code permits to be deducted as an expense for federal income tax purposes, without first securing shareholder approval.

Currently, the Code provides that publicly held corporations generally may not deduct more than $1 million in annual compensation for any of the company's five highest-paid executives. The Code provides an exception for certain kinds of "performance-based compensation."

Under this proposal our company would be able to pay "performance-based compensation" in excess of the deductibility limit, so long as the company has disclosed to shareholders the performance goals and standards the Board has adopted under these plans. This proposal also provides an exception for incentive stock options, if the Board has recorded the expense of such options in its financial statements.

A proposal similar to this was submitted by Amanda Kahn-Kirby to MONY Group and received a 38% yes-vote as a more challenging binding proposal at the MONY 2003 annual meeting. The 38% yes-vote was more impressive because:

1) This was the first time this proposal was ever voted.
2) The proponent did not even solicit shareholder votes.

I think it is reasonable to require our company to fully disclose to shareholders both the costs and the terms of its executive compensation plans, if the Board wishes to pay executives more than the amounts that are generally deductible under federal income taxes.

Subject Non-Deductible Executive Compensation to Shareholder Vote
Yes on 3

Notes:
This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004.

The name and address of the proponent are part of the argument in favor of the proposal. A published name and address confirms that the proposal is submitted by a proponent who has the conviction to be named in the proxy – just as management is named in the proxy.

The above format is the format submitted and intended for publication.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

Please note that the title of the proposal is part of the argument in favor of the proposal.

In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

Verification of stock ownership will be forwarded.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 28, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: American International Group, Inc.
Incoming letter dated January 13, 2005

The proposal recommends that AIG amend its bylaws so that no officer may receive annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration, without approval by a vote of "the majority of the stockholders," subject to the conditions and exceptions contained in the proposal.

There appears to be some basis for your view that AIG may exclude the proposal under rule 14a-8(i)(2). We note that in the opinion of your counsel, implementation of the proposal would cause AIG to violate state law. Accordingly, we will not recommend enforcement action to the Commission if AIG omits the proposal from its proxy materials in reliance on rule 14a-8(i)(2). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which AIG relies.

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel